UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Bolt Projects Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09769B107

(CUSIP Number)

Timothy Babich

10 E. 53rd Street, 13th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09769B107

1	NAMES OF REPORTING PERSONS Golden Arrow Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 14,662,702 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 14,662,702 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,662,702 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SEE INSTRUCTIONS) ☐
13	Percent of Class Represented by Amount in Row (11) 40.0% (2)
14	Type of Reporting Person (SEE INSTRUCTIONS) OO

(1)	Represents 9,662,702 shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Bolt Projects Holdings, Inc. (the “Issuer”) and 5,000,000 shares of Common Stock issuable upon exercise of warrants that will be exercisable within 60 days of August 13, 2024, held directly by Golden Arrow Sponsor, LLC (the “Sponsor”) and indirectly beneficially owned by Timothy Babich, Jacob Doft, Lance Hirt and Andrew Rechtschaffen. Accordingly, Messrs. Babich, Doft, Hirt and Rechtschaffen share voting and dispositive power over these securities held by the Reporting Person and may be deemed to beneficially own such shares. Each of Messrs. Babich, Doft, Hirt and Rechtschaffen disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(2)	Based on 31,660,231 shares of Common Stock outstanding as of the closing of the Business Combination (as defined herein), as reported by the Issuer in its Current Report on Form 8-K filed on August 19, 2024 (the “Closing 8-K”).

CUSIP No. 09769B107

1	NAMES OF REPORTING PERSONS Timothy Babich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 14,662,702 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 14,662,702 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,662,702 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SEE INSTRUCTIONS) ☐
13	Percent of Class Represented by Amount in Row (11) 40.0% (2)
14	Type of Reporting Person (SEE INSTRUCTIONS) IN

(1)	Includes 9,662,702 shares of Common Stock and 5,000,000 shares of Common Stock issuable upon exercise of warrants that will be exercisable within 60 days of August 13, 2024 held by the Sponsor, which is controlled by Timothy Babich, Jacob Doft, Lance Hirt and Andrew Rechtschaffen. Accordingly, Messrs. Babich, Doft, Hirt and Rechtschaffen share voting and dispositive power over these securities held by the Reporting Person and may be deemed to beneficially own such shares. Each of Messrs. Babich, Doft, Hirt and Rechtschaffen disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(2)	Based on 31,660,231 shares of Common Stock outstanding as of the closing of the Business Combination (as defined herein), as reported by the Issuer in the Closing 8-K.

CUSIP No. 09769B107

1	NAMES OF REPORTING PERSONS Jacob Doft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 14,662,702 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 14,662,702 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,662,702 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SEE INSTRUCTIONS) ☐
13	Percent of Class Represented by Amount in Row (11) 40.0% (2)
14	Type of Reporting Person (SEE INSTRUCTIONS) IN

(1)	Includes 9,662,702 shares of Common Stock and 5,000,000 shares of Common Stock issuable upon exercise of warrants that will be exercisable within 60 days of August 13, 2024 held by the Sponsor, which is controlled by Timothy Babich, Jacob Doft, Lance Hirt and Andrew Rechtschaffen. Accordingly, Messrs. Babich, Doft, Hirt and Rechtschaffen share voting and dispositive power over these securities held by the Reporting Person and may be deemed to beneficially own such shares. Each of Messrs. Babich, Doft, Hirt and Rechtschaffen disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(2)	Based on 31,660,231 shares of Common Stock outstanding as of the closing of the Business Combination (as defined herein), as reported by the Issuer in the Closing 8-K.

CUSIP No. 09769B107

1	NAMES OF REPORTING PERSONS Andrew Rechtschaffen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 14,662,702 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 14,662,702 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,662,702 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SEE INSTRUCTIONS) ☐
13	Percent of Class Represented by Amount in Row (11) 40.0% (2)
14	Type of Reporting Person (SEE INSTRUCTIONS) IN

(1)	Includes 9,662,702 shares of Common Stock and 5,000,000 shares of Common Stock issuable upon exercise of warrants that will be exercisable within 60 days of August 13, 2024 held by the Sponsor, which is controlled by Timothy Babich, Jacob Doft, Lance Hirt and Andrew Rechtschaffen. Accordingly, Messrs. Babich, Doft, Hirt and Rechtschaffen share voting and dispositive power over these securities held by the Reporting Person and may be deemed to beneficially own such shares. Each of Messrs. Babich, Doft, Hirt and Rechtschaffen disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(2)	Based on 31,660,231 shares of Common Stock outstanding as of the closing of the Business Combination (as defined herein), as reported by the Issuer in the Closing 8-K.

CUSIP No. 09769B107

1	NAMES OF REPORTING PERSONS Lance Hirt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 14,662,702 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 14,662,702 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,662,702 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SEE INSTRUCTIONS) ☐
13	Percent of Class Represented by Amount in Row (11) 40.0% (2)
14	Type of Reporting Person (SEE INSTRUCTIONS) IN

(1)	Includes 9,662,702 shares of Common Stock and 5,000,000 shares of Common Stock issuable upon exercise of warrants that will be exercisable within 60 days of August 13, 2024 held by the Sponsor, which is controlled by Timothy Babich, Jacob Doft, Lance Hirt and Andrew Rechtschaffen. Accordingly, Messrs. Babich, Doft, Hirt and Rechtschaffen share voting and dispositive power over these securities held by the Reporting Person and may be deemed to beneficially own such shares. Each of Messrs. Babich, Doft, Hirt and Rechtschaffen disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(2)	Based on 31,660,231 shares of Common Stock outstanding as of the closing of the Business Combination (as defined herein), as reported by the Issuer in the Closing 8-K.

EXPLANATORY NOTE

The common stock, par value $0.0001 per share of the Issuer (“Common Stock”), deemed to be beneficially owned by the Reporting Persons (as defined below) reported on this Schedule 13D (this “Schedule 13D”) include shares of Common Stock that were previously reported as Class A Common Stock, par value $0.0001 per share (“Class A Shares”), on a Schedule 13G as filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2024, shares of Common Stock converted from the Convertible Notes (as defined below), and shares of Common Stock issuable upon exercise of warrants that will be exercisable within 60 days of August 13, 2024 held by the Sponsor. On August 13, 2024, Golden Arrow Merger Corp. (“GAMC”) consummated its business combination (the “Business Combination”) pursuant to which, among other things, Beam Merger Sub, Inc., a Delaware corporation and newly formed, wholly-owned direct subsidiary of GAMC, merged with and into Bolt Threads, Inc., a Delaware corporation (“Bolt Threads”), with Bolt Threads surviving the merger as a wholly-owned direct subsidiary of GAMC. Upon the closing of the Business Combination (the “Closing”), Golden Arrow Merger Corp. was renamed Bolt Projects Holdings, Inc. (the “Issuer”).

On March 15, 2023, 7,047,500 shares of Class B common stock of GAMC held by the Sponsor were converted to shares of Class A common stock not subject to redemption. In connection with the Business Combination, each Class A Share is reclassified into a share of Common Stock of the Issuer.

Going forward, the Reporting Persons (as defined below) will be reporting beneficial ownership of securities of the Issuer on a Schedule 13D rather than a Schedule 13G.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Bolt Projects Holdings, Inc. (f/k/a Golden Arrow Merger Corp.), a Delaware Corporation. The address of the principal executive office of the Issuer is 2261 Market Street, Suite 5447, San Francisco, CA 94114.

Item 2. Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” This statement is filed on behalf of:

●	Golden Arrow Sponsor, LLC, a Delaware limited liability company (the “Sponsor”);

●	Timothy Babich, a United States citizen;

●	Jacob Doft, a United States citizen;

●	Andrew Rechtschaffen, a United States citizen; and

●	Lance Hirt, a United States citizen.

(c) The principal business of the Sponsor was to advise and support GAMC in identifying and acquiring a private business in connection with its initial business combination, which it completed in connection with the closing of the Business Combination with Bolt Threads. The principal business address of the Sponsor is 10 E. 53rd Street, 13th Floor, New York, NY 10022.

The principal occupation of Jacob Doft is Chief Executive Officer of Highline Capital Management, L.P., an investment management firm and, until the closing of the Business Combination, the chairman of the board of directors of GAMC. The business address of Highline Capital Management, L.P. is 10 E. 53rd Street, 11th Floor, New York, NY 10022.

The principal occupation of Andrew Rechtschaffen is Founder and Chief Executive Officer of AREX Capital Management, LP, an equities-focused investment firm and until the closing of the Business Combination, a director of GAMC. The business address of AREX Capital Management, LP is 10 E. 53rd Street, 11th Floor, New York, NY 10022.

The principal occupation of Lance Hirt is Managing Partner of Stonecourt Capital LP, a private investment firm and, until the closing of the Business Combination, a director of GAMC. The business address of Stonecourt Capital LP is 10 E. 53rd Street, 13th Floor, New York, NY 10022.

The principal occupation of Mr. Babich is manager of Nexxus Holdings, an investment firm and, until the closing of the Business Combination, the chief executive officer and chief financial officer of GAMC. The business address of Nexxus Holdings is 7 W. Figueroa Street, 3rd Floor, Santa Barbara, CA 93101.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

The shares of Common Stock currently owned by the Sponsor include a portion of the total of 7,187,500 shares of Class B common stock (the “Founder Shares”) that the Sponsor purchased from GAMC for a purchase price of $25,000, or approximately $0.003 per share, in January 2021 prior to the initial public offering (“IPO”) of GAMC. On March 15, 2023, 7,047,500 shares of Class B common stock of GAMC held by the Sponsor were converted to shares of Class A common stock not subject to redemption.

Simultaneously with the closing of GAMC’s initial public offering (the “IPO”), pursuant to the Private Placement Warrants Purchase Agreement, dated March 16, 2021, the Sponsor purchased 4,500,000 private placement warrants, each exercisable to purchase one share of Class A common stock of GAMC at $11.50 per share, at a price of $1.50 per warrant for an aggregate purchase price of $6,750,000. On May 6, 2021, simultaneously with the underwriters’ exercise of over-allotment option, GAMC consummated the sale of an additional 500,000 private placement warrants, at a price of $1.50 per warrant, or $750,000 in the aggregate. These private placement warrants, which were converted into Warrants to purchase shares of Common Stock of the Issuer in connection with the Business Combination, will become exercisable 30 days following August 13, 2024 and expire on August 12, 2029.

On October 4, 2023, the Sponsor and the other lenders set forth therein entered into a Note Purchase Agreement (as amended, the “Bridge NPA”), pursuant to which the Sponsor purchased $10 million in convertible promissory notes from Bolt Threads (the “Convertible Notes”). Immediately prior to the consummation of the Business Combination, pursuant to the terms of the Bridge NPA, the outstanding principal and unpaid accrued interest due on the Convertible Note was automatically converted into shares of Bolt Threads’ common stock. In connection with the Closing, the Sponsor received 2,615,202 shares of Common Stock in exchange for its shares of Bolt Threads’ common stock.

The 9,662,702 shares of Common Stock and 5,000,000 Warrants held by the Sponsor are subject to the Lock-Up (as defined in Item 6) applicable to certain holders of shares of Common Stock as set forth in the Amended and Restated Registration Rights and Lock-Up Agreement described in Item 6. The Sponsor expects to distribute these shares of Common Stock and Warrants to its members in respect of their underlying interests therein following the expiration of the Lock-Up.

The foregoing descriptions do not purport to be complete and are qualified in their entirety by the terms and conditions of the Amended and Restated Registration Rights and Lock-Up Agreement, filed as Exhibits 10.7 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 19, 2024. The Amended and Restated Registration Rights and Lock-Up Agreement is filed as Exhibit B hereto and is incorporated by reference herein.

The source of funds for the transactions reported above was capital contributions from the members of the Sponsor.

Item 4. Purpose of Transaction

The information in the Explanatory Note and Items 3 and 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired their interest in the Issuer for investment purposes and in connection with the transactions described above and review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Lock-Up (described in Item 6 below), the Issuer’s financial position, results of operations, price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take or propose to take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional shares of Common Stock (or other securities of or interests in the Issuer) or disposing of all or a portion of the shares of Common Stock (or other securities of or interests in the Issuer) beneficially owned in the public markets, in privately negotiated transactions or otherwise, and potentially entering into derivative or other transactions that increase or decrease the Reporting Persons’ economic interest in or control over the Issuer. Subject to the Lock-Up and applicable law, the Sponsor expects to distribute to its members the shares of Common Stock and Warrants it holds.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer

(a) and (b) Calculation of the percentage of shares of Common Stock beneficially owned is based on 31,660,231 shares of Common Stock outstanding as of the date hereof, as reported by the Issuer in the Closing 8-K, and taking into account the Common Stock underlying the Warrants beneficially owned by the Reporting Persons, as applicable.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

The Sponsor is the record holder of 9,662,702 shares of Common Stock and 5,000,000 Warrants. The Sponsor is controlled by Timothy Babich, Jacob Doft, Lance Hirt and Andrew Rechtschaffen. Accordingly, Messrs. Babich, Doft, Hirt and Rechtschaffen share voting and dispositive power over these securities held by the Reporting Person and may be deemed to beneficially own such shares. Each of Messrs. Babich, Doft, Hirt and Rechtschaffen disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) Except as set forth in Item 3 of this Schedule 13D, none of the Reporting Persons has effected any transaction in securities of the Issuer in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of the Schedule 13D is incorporated herein by reference.

Amended and Restated Registration Rights and Lock-Up Agreement

On August 13, 2024, in connection with the consummation of the Business Combination and as contemplated by the Business Combination Agreement, the Issuer, the Sponsor, independent directors of GAMC and certain former stockholders of Bolt Threads entered into the Amended and Restated Registration Rights and Lock-Up Agreement (the “Amended and Restated Registration Rights and Lock-Up Agreement”).

Pursuant to the terms of the Amended and Restated Registration Rights and Lock-Up Agreement, the Issuer will be obligated to file a registration statement to register the resale of certain securities of the Issuer held by certain holders (the “Holders”). The Amended and Restated Registration Rights and Lock-Up Agreement further provides for (a) the shares of Common Stock of the Issuer held by the Holders to be locked-up for a period of six months following the date of Closing and (b) the Private Placement Warrants or any shares of common stock issued or issuable upon the exercise of the Private Placement Warrants for a period of 30 days following the date of Closing, subject to certain exceptions, including that the Sponsor and certain stockholders of GAMC party thereto will be permitted to sell up to $2,875,000 of the Common Stock of the Issuer during such period to cover any excise tax liability of GAMC for 2023 under Section 4501 of the Code arising from redemptions of shares of GAMC Class A Common Stock by GAMC’s stockholders (the “Lock-Up”).

The description of the Amended and Restated Registration Rights and Lock-Up Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as Exhibit B hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of August 21, 2024, by and among the Reporting Persons (filed herewith).

Exhibit B	Amended and Restated Registration Rights and Lock-Up Agreement, dated as of August 13, 2024, by and between Bolt Projects Holdings, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 19, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2024	Golden Arrow Sponsor, LLC

	By:	/s/ Andrew Rechtschaffen
	Name:	Andrew Rechtschaffen
	Title:	Manager

/s/ Timothy Babich
Timothy Babich

/s/ Jacob Doft
Jacob Doft

/s/ Andrew Rechtschaffen
Andrew Rechtschaffen

/s/ Lance Hirt
Lance Hirt

Exhibit A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Bolt Projects Holdings, Inc., a Delaware corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: August 21, 2024	Golden Arrow Sponsor, LLC

	By:	/s/ Andrew Rechtschaffen
	Name:	Andrew Rechtschaffen
	Title:	Manager

/s/ Timothy Babich
Timothy Babich

/s/ Jacob Doft
Jacob Doft

/s/ Andrew Rechtschaffen
Andrew Rechtschaffen

/s/ Lance Hirt
Lance Hirt

[Bolt Projects Holdings, Inc. – Joint Filing Agreement]